

March 10, 2009

Mr. Robert J. MacDonald
Senior Vice President and Chief Financial Officer
NovaGold Resources, Inc.
200 Granville Street, Suite 2300
Vancouver, British Columbia CANADA V6C 1S4

  Re: **NovaGold Resources, Inc.**
    Form 40-F for Fiscal Year Ended November 30, 2007
    Filed March 4, 2008
    Response Letter Dated January 26, 2009
    File No. 1-31913

Dear Mr. MacDonald:

   We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for the Fiscal Year Ended November 30, 2007

Notes to Consolidated Financial Statements

Note 2 – Accounting Policies

Mineral properties and related deferred costs, page 20

1. We have reviewed your response to prior comment 3, in which you provide the results of 4 undiscounted cash flow models used to analyze the Galore Creek assets as of November 30, 2007 for impairment. The values resulting from these models range from negative $429 million to positive $4.4 billion. Given the considerable range in net cash flows resulting from these models, please expand on your previous response to identify the factors and assumptions driving such dramatic differences in net cash flows. For example, we note the Historical 3 year average model used a significantly higher price for copper than the other 3

models, which may have resulted in the larger value. However, it is unclear from your response whether differences in other assumptions contributed to the differing cash flows calculated by each model. We also note your statements that certain models used outdated capital expenditures and operating cost estimates. To further our understanding of the differences between the 4 models, please identify the primary assumptions or other factors causing the differences in calculated results from each model and why you decided to assess a 25% probability to each scenario. In your response, please address how the 4 models incorporated the likelihood of the possible outcomes considered by management.

2. On a similar note, you state in your response to prior comment 3 that the undiscounted cash flow models used in your analysis did not take escalation or inflation of capital expenditures and operating costs into consideration. Tell us why you believe a static projection of cash flows is appropriate under Canadian and U.S. GAAP in analyzing your properties for impairment.

3. We note your disclosures in the Form 40-F for the fiscal year ended November 30, 2008 stating no impairments were required for the Galore Creek assets as of November 30, 2008. Furthermore, you have stated that although construction costs have declined, a 50% drop in copper price combined with current market conditions have caused management to keep the Galore Creek project on care and maintenance until market conditions become more favorable. Considering the changes in management's plan for development of the property and related market conditions, tell us how your impairment analysis results have changed since your analysis performed as of November 30, 2007. In your response, please address how your impairment analysis as of November 30, 2008 has taken into consideration the numerous alternative development approaches completed by the leadership team as well as the "go-forward plan" that management had expected to release in the fourth quarter of fiscal year 2008.

Note 6 – Power project development costs, page 27

4. In your response to our prior comment 7, you state the power generation and transmission rights are considered a capitalized cost of the Galore Creek project. We understand these rights were acquired in order to facilitate the construction of a power transmission line from the Galore Creek project to the BC Hydro power grid. It is also our understanding from your Form 40-F as of November 30, 2006 disclosures and your response dated May 11, 2007 to our comments related to that filing that you classified and accounted for these rights as intangible assets under Canadian and U.S. GAAP. During fiscal year 2007, you have reclassified these intangible assets as tangible assets within the pre-construction costs for Galore Creek recorded within the property, plant and equipment line item on the balance sheets as of November 30, 2007 and 2006. We also note that during fiscal year

2008, you have reclassified these assets to mineral properties, as detailed in the $58.7 million difference between the mineral rights properties balance as reported in your Form 40-F as of November 30, 2007 versus the same balance as of November 30, 2007 reported in note 2 on page 10 of your Form 40-F as of November 30, 2008. The further reclassification of this balance to mineral properties is unclear to us. In addition, no changes in facts or circumstances during fiscal years 2007 and 2008 to support these reclassifications have been identified or discussed in your disclosures. Please tell us why you continue to reclassify these amounts each fiscal year.

5. On a related matter, in note 5 to the financial statements as of November 30, 2008, you discuss the sale of NovaGreenPower subsidiary to AltaGas Ltd. Tell us whether the power generation and transmission rights acquired upon the asset acquisition of Coast Mountain Power Corp. in 2006 were included as part of the assets sold to AltaGas Ltd. in 2008. If not, please specifically identify the location of the transmission rights and related assets that were included in the sale. It may be helpful to provide a map as part of your response.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Gary Newberry at (202) 551- 3761, Shannon Buskirk at (202) 551-3717, if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief